Mad Science Group, Inc.
8360 Bougainville St. Suite 201

Montreal, Quebec, H4P 2G1

November 21, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3010

Re:	Mad Science Group, Inc. (the “Company”)
Offering Statement on Form 1-A filed January 24, 2022

Dear Sir or Madame:

In accordance with Rule 259(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the January 24, 2022 Offering Statement on Form 1-A (the “Offering Statement”) and all exhibits thereto be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting that the Commission consent to the withdrawal of the Offering Statement. None of the securities that are subject to the Offering Statement have been sold.

Please forward copies of the order consenting to the withdrawal of the Offering Statement to the Company’s securities counsel, Howard Groedel, Esq., at hgroedel@ulmer.com.

/s/ Shafik Mina
Shafik Mina, President